Exhibit 21.1

SUBSIDIARIES OF URGENT.LY INC.

Name of Subsidiary	Jurisdiction of Incorporation
Roadside Innovation Inc.	Delaware, U.S.
Roadside Innovation (Arkansas) Inc.	Arkansas, U.S.
Urgently Canada Technologies ULC	Canada
Otonomo Technologies Ltd.	Israel
Otonomo, Inc.	Delaware, U.S.
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware, U.S.
Neura, Inc.	Delaware, U.S.
Neura Labs Ltd.	Israel
The Floow Limited	United Kingdom
The Floow North America Inc.	Delaware, U.S.